IAMGOLD RESPONDS TO COVID-19 CASE

Toronto, Ontario, March 14, 2020 - IAMGOLD Corporation ("IAMGOLD" or the "Company") is taking the precautionary measure of closing its Toronto office for one week following the positive COVID-19 test result for one of its employees. The IAMGOLD employee who tested positive was last in the Toronto office on March 6, 2020.

The individual is in self-quarantine at home, and in stable condition with moderate symptoms. This employee attended two private Company events and briefly attended the Northern Ontario Night on March 2, 2020 at the Steam Whistle Brewery, but did not attend the PDAC convention or other events. Attendees at the Company events have been notified.

Health and safety is our top priority at IAMGOLD. In addition to closing the Toronto office, we are conducting a deep cleaning and disinfection of the office. Toronto office employees have been asked to work from home until the end of the week, March 20th, 2020, at which point the Company will reassess.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743  Mobile: (416) 388-6883

Martin Dumont, Senior Analyst, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783  Mobile: (647) 967-9942

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué de presse, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.